UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Foot Locker 401(k) Plan

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Foot Locker 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Foot Locker 401(k) Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1996.

New York, New York

June 26, 2025

Foot Locker 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets:
Investments, at fair value	$440,840,055	$400,415,192
Cash (non-interest bearing)	-	9,340
	440,840,055	400,424,532

Notes receivable from participants	8,350,251	7,794,459
Receivables:
Participant contributions	368,631	275,109
Employer contributions	545,117	604,608
Total assets	450,104,054	409,098,708

Liabilities:
Excess contributions payable to participants	-	1,318
Net assets available for benefits	$450,104,054	$409,097,390

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2024 and 2023

	2024	2023
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$42,025,278	$56,233,271
Dividends	5,370,094	3,228,904
Total investment income	47,395,372	59,462,175

Interest on notes receivable from participants	534,162	373,441
Contributions:
Participants	33,642,421	31,875,466
Employer	12,012,477	12,435,493
Total contributions	45,654,898	44,310,959

Total additions	93,584,432	104,146,575

Deductions from net assets attributed to:
Benefits paid to participants	51,776,039	60,008,974
Administrative fees	801,729	843,942
Total deductions	52,577,768	60,852,916

Net increase in net assets available for benefits	41,006,664	43,293,659

Net assets available for benefits:
Beginning of year	409,097,390	365,803,731
End of year	$450,104,054	$409,097,390

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

1. Description of the Plan

The following description of the Foot Locker 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering generally all U.S. employees of Foot Locker, Inc. (the “Company” or the “Plan Sponsor”) and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico and are covered under another affiliate defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan became effective as of January 1, 1996.

Principal Financial Group serves as the custodian, record keeper, and trustee of the Plan.

(b) Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 8%. The maximum allowable salary contribution by a participant is 40% for pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. The Plan allows participants to designate all or a portion of their contributions as after-tax Roth contributions. In accordance with the Internal Revenue Code (“IRC”), as amended, the maximum amount that a participant may contribute under the Plan was $23,000 and $22,500 for 2024 and 2023, respectively. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. Eligible associates may contribute to the Plan following 28 days of employment. For any participant who (i) is age 21 and (ii) has completed one year of employment with 1,000 hours of service, the Company makes a matching contribution in an amount equal to 100 percent of employees’ elective contributions up to the first 1% and 50% on the next 5% of the employees’ compensation (subject to certain limitations). The Company’s matching contributions are made in cash each pay period and invested in accordance with the participants’ investment elections. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2024 and 2023. Participants who have attained the age of 50 may make catch-up contributions of up to $7,500 in 2024 and 2023, as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c) Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Matching contributions fully vest after two years of vesting service.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

(e) Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct their contributions to the following funds in 1% increments:

Northern Trust S&P 500 Index Fund- DC Non-Lending – The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

State Street Target Retirement Funds (age based) – Each State Street Fund invests the assets of each Target Retirement Fund into underlying funds according to a proprietary asset allocation strategy. The investment objective is to seek capital growth and income over the long term.

Galliard Stable Return Fund N – The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation than stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Winslow Large Cap Growth C Fund – The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Dimensional DFA U.S. Small Cap Value Portfolio Fund – The investment seeks to achieve long-term capital appreciation by investing, under normal circumstances, at least 80% of its net assets in securities of small cap U.S. companies. It may purchase or sell futures contracts and options on futures contracts for U.S. equity securities and indices, to increase or decrease equity market exposure based on actual or expected cash inflows to or outflows from the portfolio.

Dodge & Cox Stock Fund – The fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Metropolitan West Total Return Bond Fund – The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities, and restricted securities.

State Street Global Equity ex-U.S. Index Fund – The fund seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of a broad-based (all-cap) index of world (ex-U.S.) equity markets over the long term.

Foot Locker Stock Fund – Participants may invest in Foot Locker common stock (“Foot Locker Shares”). Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

(f) Notes Receivable from Participants

Participants may borrow from their accounts, once each year, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment fund and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $8,350,251 and $7,794,459 were outstanding at December 31, 2024 and 2023, respectively, bearing interest rates ranging from 3.25% to 8.50% as of both December 31, 2024 and 2023. Notes receivable from participants are scheduled to mature through 2039 and 2038 at December 31, 2024 and 2023, respectively.

(g) Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability, or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant’s vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Unclaimed benefits are kept in a separate account and will remain in this holding account until required to be escheated to the state of the participant’s last known residence.

(h) Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company, and therefore, are not included in the accompanying financial statements.

For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in the net appreciation of investments in the statements of changes in net assets available for benefits.

Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of participants invested in the respective investment funds which generated such amounts. Revenue sharing fees received by the Plan are reported in the Plan’s financial statements within net appreciation of investments.

(i) Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $251,321 and $244,126 in 2024 and 2023, respectively. At December 31, 2024 and 2023, forfeited non-vested accounts totaled $61,977 and $68,635, respectively.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

 (b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end and are considered to have a readily determinable fair value. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income and capital gains earned from the mutual funds and common stock are recorded as dividends in the statements of changes in net assets available for benefits. See Note 6 for a discussion of fair value measurements.

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Galliard Stable Return Fund N. This investment is reported at fair value, which approximates contract value. The Galliard Stable Return Fund N invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2024 and 2023.

(d) Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to participant contributions. The Plan had no excess contributions as of December 31, 2024 and $1,318 of excess contributions as of December 31, 2023.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

4. Tax Status

The Internal Revenue Service (“IRS”), the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. The Company had previously received a favorable determination letter from the IRS on January 31, 2018. The Company believes the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has undertaken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

5. Risks and Uncertainties

The Plan offers a number of investment options, including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor. As of December 31, 2024 and 2023, approximately 3% and 5%, respectively, of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market’s evaluation of such performance. For additional information, see Note 9 Subsequent Events.

The Plan’s investments include commingled funds and mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund, is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

6. Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 –	Quoted prices for identical instruments in active markets.

Level 2 –

Quoted or published inputs other than prices included in Level 1, including quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 –	Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in methodologies used at December 31, 2024 and 2023. There were no transfers between levels during 2024 and 2023. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$364,134,309	$—	$364,134,309
Mutual funds	63,810,170	—	—	63,810,170
Common stock:
Foot Locker Stock Fund	12,895,576	—	—	12,895,576
	$76,705,746	$364,134,309	$—	$440,840,055

Fair Value Measurements at December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$319,463,320	$—	$319,463,320
Mutual funds	61,454,940	—	—	61,454,940
Common stock:
Foot Locker Stock Fund	19,496,932	—	—	19,496,932
	$80,951,872	$319,463,320	$—	$400,415,192

7. Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2024 and 2023

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2024	2023
Net assets available for benefits per financial statements	$450,104,054	$409,097,390
Deemed distributions	(558,668)	(489,239)
Net assets available for benefits per Form 5500	$449,545,386	$408,608,151

Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 for the year ended December 31:

	2024	2023
Net increase in net assets available for benefits per financial statements	$41,006,664	$43,293,659
Changes in deemed distributions	(69,429)	(489,239)
Net increase in net assets available for benefits per Form 5500	$40,937,235	$42,804,420

9. Subsequent Events

As announced on May 15, 2025, Foot Locker, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, DICK'S Sporting Goods, Inc. ("DICK'S") and RJS Sub LLC, a New York limited liability company and a wholly owned subsidiary of DICK'S ("Merger Sub"), pursuant to which, among other things, at the effective time of the Merger (the "Effective Time"), Merger Sub would merge with and into the Company (the "Merger"), with the Company continuing as the surviving entity, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Under the terms and subject to the conditions set forth in the Merger Agreement, each share of the Company's Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares owned by DICK'S, the Company or any of their subsidiaries), will be converted into the right to receive, at the election of each shareholder of Company Common Stock, (A) $24.00 in cash per share ("Cash Consideration") or (B) 0.1168 validly issued, fully paid and nonassessable shares of DICK'S common stock. Holders of Company Common Stock who do not make a cash or stock election will receive Cash Consideration.

The transaction is subject to Foot Locker shareholder approval and other customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2025. If the Merger is consummated, the shares of Company Common Stock currently listed on the New York Stock Exchange (the "NYSE") will be delisted from the NYSE and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended.

The Plan noted no other subsequent events requiring recognition or disclosure in its evaluation through June 26, 2025, the date on which these Plan financial statements were issued.

Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2024

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost **	(e) Current value
	Commingled Funds:
Northern Trust	Northern Trust S&P 500 Index Fund- DC - Non-Lending	72,804	units	—	$52,889,484
* State Street	SSGA TargetRetirement Income NL Series W	86,394	units	—	1,308,690
* State Street	SSGA TargetRetirement 2020 NL Series W	149,712	units	—	2,506,927
* State Street	SSGA TargetRetirement 2025 NL Series W	553,821	units	—	10,245,694
* State Street	SSGA TargetRetirement 2030 NL Series W	778,954	units	—	15,390,578
* State Street	SSGA TargetRetirement 2035 NL Series W	1,142,769	units	—	23,543,321
* State Street	SSGA TargetRetirement 2040 NL Series W	1,228,221	units	—	26,301,114
* State Street	SSGA TargetRetirement 2045 NL Series W	2,005,659	units	—	44,335,096
* State Street	SSGA TargetRetirement 2050 NL Series W	2,030,674	units	—	45,615,025
* State Street	SSGA TargetRetirement 2055 NL Series W	1,807,501	units	—	40,676,006
* State Street	SSGA TargetRetirement 2060 NL Series W	11,392,081	units	—	31,321,827
* State Street	SSGA TargetRetirement 2065 NL Series W	1,071,797	units	—	15,598,931
Galliard	Galliard Stable Return Fund N	270,665	units	—	17,186,425
Nuveen	Winslow Large Cap Growth C Fund	251,897	units	—	37,215,191
	Mutual Funds:
Dimensional	DFA U.S. Small Cap Value Portfolio Fund	155,396	units	—	7,538,282
Dodge & Cox	Dodge & Cox Stock Fund	98,016	units	—	25,207,655
Baron Small	Baron Small Cap Fund	308,126	units	—	10,189,726
Metropolitan West	Metropolitan West Total Return Bond Fund	805,052	units	—	7,140,811
* State Street	State Street Global Equity ex-U.S. Index Fund	134,341	units	—	13,733,696
	Stock Fund:
* Foot Locker, Inc.	Foot Locker Stock Fund	592,628	shares	—	12,895,576
	Loans:
* Plan Participants	Notes receivable from participants	1,344 loans were outstanding at December 31, 2024, maturing through 2039		—	8,350,251
	Interest rate range	3.25% to	8.50%
					$449,190,306

*	Party-in-interest as defined by ERISA.
**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker 401(k) Plan

By:	/s/ Michael Baughn
Michael Baughn
Executive Vice President and
Chief Financial Officer

Date: June 26, 2025